SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

In the Matter of                   CERTIFICATE
Cinergy Corp. et al.                    OF
File No.  70-8589                  NOTIFICATION

(Public Utility Holding Company Act of 1935)

     With reference to the transactions (a) proposed in the Application-Declaration on Form U-1, as amended, in the above proceeding filed by Cinergy Corp., a registered holding company ("Cinergy") under the Public Utility Holding Company Act of 1935 (the "Act"), Cinergy Investments, Inc., Cinergy's nonutility subholding company ("Cinergy Investments"), and Cinergy Services, Inc., Cinergy's service company subsidiary ("Cinergy Services"), and (b) authorized by the Commission in its orders dated March 8, 1996 (Rel. No. 35-26486) and September 21, 1995 (Rel. No. 35-26376),
Cinergy Services hereby notifies the Commission as follows:

1. For the calendar quarterly period ended September 30, 1997 ("Third Quarter 1997"), none of the Special Purpose Subsidiaries/1/ issued any Recourse Debt Securities./2/

2. General description of activities of Cinergy Investments and Special Purpose Subsidiaries during the Third Quarter 1997 and of projects in which they have an ownership interest:

     (a) Cinergy Investments. No new information to report, other than the formation of the new Special Purpose Subsidiaries referred to in note 1.

     (b)  Energy Argentina.  No new information to report.

     (c) CGE ECK. This company recently completed the sale to a non-associated party of its 3% ownership interest in ECK s.r.o., its only asset, and will be dissolved shortly.

     (d) Midlands. No new information to report (not already reported in Cinergy's amended application-declaration in File No. 70-9011).

3. Information on intercompany service transactions involving the Special Purpose Subsidiaries during the Third Quarter 1997:

     (a) Cinergy Services provided financial, executive, legal, accounting, and marketing and customer relations services to Cinergy UK for a total cost of approximately $285,000.

     (b) Cinergy Services provided accounting and legal services to Energy Argentina for a total cost of approximately $5,000.

4. The following unaudited financial statements are filed pursuant to a request for confidential treatment under rule 104 of the Act:

     (a) Unaudited Special Purpose Subsidiaries Financial Statements, dated September 30, 1997

                          S I G N A T U R E

     Pursuant to the requirements of the Act, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:       November 14, 1997

                                       CINERGY SERVICES, INC.


                                       By: /s/William L. Sheafer
                                            Vice President and Treasurer

                              ENDNOTES

/1/ As used herein, "Special Purpose Subsidiaries" refers to the following direct or indirect subsidiaries of Cinergy that are either exempt wholesale generators ("EWGs") or foreign utility companies ("FUCOs") or companies (each, a "FUCO Parent") organized for the exclusive purpose of acquiring and owning or holding, directly or indirectly, interests in, or providing services to FUCOs: PSI Energy Argentina, Inc. ("Energy Argentina"), CGE ECK, Inc. ("CGE ECK"), Cinergy UK, Inc. ("Cinergy UK"), Avon Energy Partners Holdings, Avon Energy Partners plc, Midlands Electricity plc ("Midlands"). In addition to the currently active companies just described, "Special Purpose Subsidiaries" also includes the following inactive Cinergy system companies, each of which was formed to act as an EWG or FUCO Parent: Costanera Power Corp., PSI Argentina, Inc., PSI T&D International, Inc., PSI Yacyreta, Inc., PSI Power Resource Development, Inc., Cinergy International, Inc. (formerly PSI International, Inc.) and PSI Sunnyside, Inc.

Finally, Special Purpose Subsidiaries also includes Cinergy Investments MPI, Inc. ("Cinergy Investments MPI"), a Delaware corporation and direct wholly-owned subsidiary of Cinergy Investments, incorporated on September 4, 1997, and Cinergy Investments MPI's direct, wholly-owned subsidiary, MPI International Limited ("MPI International"), a company organized under English law on August 14, 1997, as well as Cinergy Investments MPI's other direct, wholly-owned subsidiaries, each of which was formed as a Cayman Islands company on September 4, 1997 - namely, Cinergy MPI I, Inc., Cinergy MPI II, Inc., Cinergy MPI III, Inc., Cinergy MPI IV, Inc., Cinergy MPI V, Inc., Cinergy MPI VI, Inc., Cinergy MPI VII, Inc., Cinergy MPI VIII, Inc., Cinergy MPI IX, Inc., Cinergy MPI X, Inc., Cinergy MPI XI, Inc., Cinergy MPI XII, Inc., Cinergy MPI XIII, Inc., Cinergy MPI XIV, Inc. and Cinergy MPI XV, Inc. (the foregoing companies, collectively, "Cinergy MPI I-XV"). Each of Cinergy Investments MPI, MPI International and Cinergy MPI I-XV was inactive as of the end of the Third Quarter 1997.

/2/ Recourse Debt Securities means any promissory note, bond or other evidence of indebtedness issued by a Special Purpose Subsidiary to a nonassociate company with respect to which Cinergy or Investments issues a guarantee (including obtaining a letter of credit).